October 26, 2015

VIA ELECTRONIC TRANSMISSION

Mr. Chad Eskildsen

Senior Staff Accountant

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Response to Staff Comment Regarding Meyers Capital Investments Trust May 2015 Annual Report and Related Matters

(File Nos. 333-149195; 811-22180)

Dear Mr. Eskildsen:

This correspondence is submitted in response to the Staff's comment received on October 16, 2015 related to the May 31, 2015 annual report ("Annual Report") for the Meyers Capital Investments Trust (the "Registrant") on behalf of the Meyers Capital Aggressive Growth Fund (the "Fund").  We have included a summary of the comments and the Registrant’s response thereto.

Comment 1

With respect to Form 40-17G filed on 7/17/15, in future fidelity bond filings please include a statement that the premiums were paid and disclose the period covered by the premium payment.  See Rule 17G-1(g).

Response

The Registrant undertakes to include a statement that the premiums were paid and disclose the period covered by the premium payment in future fidelity bond filings.

Comment 2

With respect to the Annual Report – Portfolio Illustration May 31, 2015, the Fund invested 33.6% of its assets in the Technology sector.  Please explain why this significant investment is not discussed in the principal investment risk and principal investment strategy section of the prospectus.

Response

The Registrant has considered sector-related strategy disclosures and risk disclosures as well as guidance from the SEC disclosure staff on this issue.  Because, the technology sector represents a very wide economic concept rather than an industry-specific concept, the Registrant does not believe this rises to the level of a mandatory disclosure.  Additionally, the Fund’s exposure to various sectors varies over time, such that any specific disclosure would tend to become outdated and potentially misleading.

Comment 3

With respect to significant return of capital distributions during the FYE 5/31/15, related to the return of capital distributions:

(i) Please confirm that the Fund complied with Section 19a-1 of the ICA of 1940.

(ii) If the Fund discloses historic distributions or current yields on its website or in marketing materials, please do not use “dividends” or “yield” to describe any distribution that contains a return of capital.

(iii) Any website or marketing materials should also clearly identify the portion of the distribution that is related to return of capital.

Response

The Registrant confirms that it believes the Fund has complied with Section 19a-1.  However, because at the time of the distribution, the amount distributed was believed to be entirely short term capital gain, there was no return of capital information accompanying that distribution.  Subsequently, the Fund discovered that a portion of the distribution was a return of capital and sent out Section 19a-1 notices to shareholders. The Fund does not discloses historic distributions or current yields on its website or in marketing materials.  The Registrant undertakes that any future website or marketing materials disclosing historic distributions or current yields will clearly identify the portion of the distribution that is related to return of capital.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely,

/s/ Parker D. Bridgeport

Parker D. Bridgeport